July 7, 2005

Confidential

Via Electronic Transmission and Federal Express

Division of Corporate Finance
450 Fifth Street, N.W
Washington D.C. 20549-0404
Attention:  Ms. Jennifer Hardy

Re:          Graham Packaging Company, L.P.
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-125173
Filed: July 7, 2005
Graham Packaging Holdings Company
Form 10-K for the Year Ended December 31, 2004
File No. 333-53603-03
Filed: March 31, 2005

Dear Ms. Hardy:

On behalf of Graham Packaging Company, L.P., a Delaware limited partnership (the “Company”) and Graham Packaging Holdings Company, a Pennsylvania limited partnership (“Holdings”), I hereby submit their responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 20, 2005 (the “Comment Letter”) with respect to the above referenced Registration Statement of the Company on Form S-4 (File No. 333-125173) (the “Registration Statement”), including exhibits, as filed with the Commission on May 24, 2005, and the above referenced Form 10-K of Holdings, as filed on March 31, 2005.

The Company is filing, via Edgar, Amendment No. 1 to the Registration Statement (the “Amendment”).  In addition, enclosed herewith are three copies of the Amendment marked to indicate the changes from the Registration Statement.

Set forth below are the Company’s and Holdings' responses to the comments raised in your letter.  For your convenience, we have provided each of your numbered comments followed by our response in italics.  All references in this letter to page numbers and captions correspond to the page numbers and captions in the Registration Statement.  Page references are generally not given when the changes appear throughout the Registration Statement.  References throughout this letter to “we” and “us” are to the Company.

General

1.         Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993) and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters.  Also include the supplemental representations from Shearman & Sterling and Morgan Stanley & Co. Incorporated.

We will comply with this comment and provide the Commission with the requested supplemental letter prior to the effectiveness of the Registration Statement.

2.         Disclose whether the guarantors will wholly and unconditionally guarantee the notes.

The guarantors will wholly and unconditionally guarantee the notes and we have made corresponding revisions to the disclosure in response to this comment.  See page 8.

3.         As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement.  See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980).  Please confirm that the offer will be open at least through midnight on the twentieth business day.  See Rule 14d-l(g)(3).

We confirm that the exchange offer will be open through midnight on the twentieth business day following commencement of the exchange offer and we have made corresponding revisions to the disclosure in response to this comment.

4.         Please confirm supplementally that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

We confirm that we will include the expiration date in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Forward-Looking Statements, page ii

5.         Please relocate this section to follow the Risk Factors.

We have revised the disclosure in response to this comment. See page 25.

Summary, page 1

6.         We note your summary contains a lengthy description of the company’s business, competitive strengths and business strategy.  Further, we note the identical disclosure appears later in your prospectus.  In the summary, you should carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language.  The summary should not include a lengthy description of the company’s business and business strategy.  This detailed information is better suited for the body of the prospectus.  Please revise accordingly.  Please consider limiting your discussion in the “Our Strengths” and “Our Strategy” sections to the captions only.  If you want to highlight key aspects of your business strategy and competitive strengths, consider listing these in a bullet-point format, with one sentence per bullet point.  See Item 503(a) of Regulation S-K and part IV.C. of SEC No. 33-7497.

We have revised the disclosure in the Summary in response to this comment.  See pages 1-5.

7.         Ensure that the information you include in your summary is balanced.  To the extent that you continue to cite competitive strengths in your summary, please review each one and revise as necessary to provide balancing information.

We have revised the disclosure in the Summary in response to this comment. See pages 1-5.

Our Company, page 1

8.         We note the statement that you believe that you are a worldwide leader in the design, manufacture and sale of technology-based, value-added custom blow molded plastic containers for branded consumer products.  Please revise these disclosures to specify the measure upon which you base these statements.  Please also comply with this comment with respect to your statements in MD&A that you have established yourself as a leader in the value-added segment . . . , that recently, you have been a leading participant in the rapid growth of yogurt drinks .. . . and that you are a leading supplier in the personal care/specialty product category.

We have revised each of the aforementioned statements as follows in response to this comment:

i)  We have added a reference that our belief that we are a leader in value-added plastic packaging is based on internal estimates and rankings published by Plastics News – See pages 2 and 57;

ii) We have added a reference indicating that, based on research done by Packaging Strategies and our knowledge of the industry, we have become a leader in the value-added segment for hot-fill PET juice containers.   The premise for this statement is that, of the top 5 ranked sellers of blow molded plastic containers, we are the only seller dedicated to non-commodity products and non-commodity products make up a substantial portion of the value-added segment referred to in the disclosure – See page 35;

iii) We have revised the disclosure to modify the terminology used to describe our participation in producing containers for yogurt drinks – See page 35.  We also note for the Staff that, as of December 31, 2004, we were the major supplier to one of the world’s leading suppliers of yogurt drinks; and

iv)   We have revised the disclosure to modify the terminology used to describe our supply of plastic containers in the personal care/specialty product category – See page 35.  We also note for the Staff that, as of December 31, 2004, we were a leading supplier to many major suppliers of personal care/specialty products, including, without limitation, Aveeno, Bath & Body Works, Dial, Henkel, Jergens, Johnson & Johnson, L’Oreal, Mary Kay, Playtex, Procter & Gamble, Revlon, Unilever and Victoria’s Secret.

Risk Factors, page 16

9.         With respect to the following risk factors, please clearly explain how each specific risk applies to your company.  For example, you have previously experienced difficulty servicing your debt, experienced labor strife that have disrupted your operations, or are any of the key people planning to retire or nearing retirement age or do you lack employment contracts with these individuals? Please refer to the following:

•      Our debt agreements contain restrictions that limit our flexibility in operating our business

•      Our international operations are subject to a variety of risks related to foreign currencies and local law in several countries

•      Our operations and profitability could suffer if we experience labor relation problems, and

•      Our ability to operate the Company effectively could be impaired if we lost key personnel.

We have revised the disclosure in these specific risk factors in response to this comment.  See pages 16-22.

10.       Please include a risk factor that addresses the potential for material adjustments to the purchase price of O-I Plastic resulting from the net operating loss carryforwards allocated to you from the seller and the finalization of the purchase price.

We have considered the Staff's suggestion that a risk factor be added addressing the potential for material adjustments to the purchase price of O-I Plastic resulting from the net operating loss carryforwards allocated to us from the sellers and the finalization of the purchase price.  While the ultimate amount of net operating loss carryforwards allocated to us from the sellers has not yet been determined and could have a material impact on the purchase price allocation, any such determination will not affect the total purchase price.  In addition, the purchase agreement related to O-I Plastic contains a stated purchase price of $1,200 million, which was paid on October 7, 2004, subject to specific adjustments based on the level of working capital acquired, indebtedness assumed and certain other measures. We and the sellers resolved these adjustments to the purchase price in April 2005, resulting in a return to us of $38.9 million which was recorded on our books as of March 31, 2005.  We do not believe there will be any remaining material adjustments which will increase the purchase price, and thus do not believe a risk factor is needed in this situation.

In addition, we have revised certain disclosure in the Management's Discussion and Analysis of Financial Condition and Results of Operation to reflect that the determination of the net operating loss carryforwards will not have an impact on the total purchase price and that we have resolved the specified purchase price adjustments with the sellers.  See page 49.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

2004 Compared to 2003, page 39

11.       Please disclose which product categories contributed to the net sales increases in Europe and South America.  Please provide the same disclosure for the 2003 and 2002 period comparison.

We have revised the disclosure in response to this comment.  See pages 39 and 41.

Liquidity and Capital Resources, page 43

12.       Please disclose whether you anticipate being able to satisfy the specified financial ratios and tests in your credit facilities.

We have revised the disclosure in response to this comment. See page 43.

13.       We note your discussion regarding the non-GAAP measure “covenant compliance EBITDA.” In a schedule, please provide your reconciliation of covenant compliance EBITDA to net income as required in Item 10(e) of Regulation S-K

We have revised the disclosure in response to this comment.  See page 43.

Contractual Obligations and Commitments, page 46

14.       Please revise your table of contractual cash obligations to include estimated payments under your interest rate swap agreements.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts.  If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.

We have revised the disclosure to reference the assumptions used to derive the estimated payments under our interest rate swap agreements in response to this comment.  See Page 46.

In response to the first sentence of the Staff’s comment, we respectfully note that the line item “Interest Payments” in the existing contractual obligation table includes estimated payments under our interest rate swap agreements as specifically indicated in the disclosure directly under the contractual obligation table.

Transactions with Affiliates, page 46

15.       Please disclose what recourse Graham Engineering has against you should you decide to buy certain high output extrusion blow molding equipment from another supplier.

We have revised the disclosure in response to this comment.  See page 46.

Business, page 50

16.       Please provide a basis for your statement that you are strategically positioned to benefit from the 60% of the domestic hot-fill food and beverage market that has yet to convert to plastic.

We have revised the disclosure to indicate that management believes we are strategically positioned to benefit from the conversion to plastic based on our knowledge of and experience within the industry, our innovative technology platform, our focus on the markets that are likely to convert to plastic and our current market position.  See page 51.  We further note for the Staff that, according to independent reports from both Freedonia and Leading Edge Reports, of a total of 34.2 billion units produced in the hot-fill market, only 13.1 billion units have been converted to plastic.

17.       Please provide a basis for your projection of a $100 million cost savings resulting from your integration of O-I Plastic.

Our projection that $100 million in cost savings will result from our integration of O-I Plastic is based on significant work done by our dedicated internal integration team along with external integration consultants since February 2004.   As disclosed in the Registration Statement, such cost savings will primarily result from a reduction in selling, general and administrative costs, consolidation and production improvements and reductions in capital spending.

18.       You cite Datamonitor and Plastics News as the source of some of the statistics.  Please tell us supplementally whether Datamonitor and Plastics News’ information was prepared for you or for use in this prospectus, or whether it is widely and publicly available.  Tell us whether Datamonitor and Plastics News consented to your use of their information in this prospectus.  We may have additional comments upon review of your response.

In response to this comment, we note that the information in the Registration Statement from both Datamonitor and Plastics News is widely and publicly available information and was not prepared specifically for us or for use in this

prospectus.   We further note that, while we have a subscription to Plastics News and pay to receive independent surveys conducted by Datamonitor, we have not sought either of their consents to use their information in this prospectus.

19.       We note your statement that a considerable portion of industry capacity comes from in-house packaging operations of major beverage companies.  Please discuss the effect, if any, this state of affairs may have on your competitive position.

In light of the Staff’s comment, we have removed this statement because we do not compete with the in-house packaging operations of major beverage companies since we do not produce plastic containers for carbonated beverage and water products and thus do not believe the statement is useful for investors.

Competition, page 57

20.       Please place your competitive position in context by disclosing the market share percentage you have of each market in which you participate to the extent known.

With respect to the Staff's comment, we respectfully note that, due to the fragmented nature of our industry, the highly customized products we produce and the varying methods used by the companies in our industry to calculate the markets in which we compete, we do not believe that there are accurate and objective definitions of market share percentage for the markets in which we participate.   In light of the foregoing, we do not believe there is objective information that we could provide that would be helpful to investors or which would be necessary in assessing the Company’s financial condition and prospects.

Intellectual Property, page 60

21.       Please disclose the duration and status of your most important patents.  Disclose the extent to which your manufacturing equipment designs can be legally copied by your competitors.

In response to the Staff’s comment, we respectfully note, as indicated by the disclosure on page 60, that our business is not dependent on any one individual patent and the loss of any one such patent would not have a material impact on our business.  In addition, we respectfully note that our business has over 750 patents, and we do not believe any individual patents rise to a level of importance so as to differentiate them from our other patents or to necessitate specific disclosure that would be useful to our investors.

We have revised the disclosure to indicate the extent our manufacturing equipment designs can be legally copied by our competitors in response to this comment.  See page 60.

Management, page 64

22.       Please identify the directors pursuant to Item 401 of Regulation S-K and clarify the function of the advisory committee.

We have revised the disclosure in response to this comment and we have added disclosure to indicate that the advisory committee acts solely in an advisory capacity to both Holdings and the Company .  See page 64.

23.       Please disclose whether or not you or Holdings have an audit committee and if not, when you plan to implement one.  If you have an audit committee, please identify the members.  We note disclosure regarding your compensation committee on page 66.  Please identify its members.

We have revised the disclosure to identify the members of Holdings’ audit committee and compensation committee in response to this comment.  See page 66.

Option/SAR Grants in the Last Fiscal Year, page 69

24.       Please provide this information in tabular format as required by Item 402 (c) of Regulation S-K.

We have revised the disclosure in response to this comment.  See page 69.

Certain Relationships and Related Party Transactions, page 73

25.       For each of the agreements listed, please disclose the amount of consideration paid under the agreement during your last three fiscal years pursuant to Instruction 2 of Item 404 of Regulation S-K.

We have revised the disclosure in response to this comment by moving the disclosure of certain agreements relating to the O-I Transaction to a separate section entitled “O-I Transactions”  since such documents are not required disclosure pursuant to Item 404 of Regulation S-K.  See page 76.

Terms of the Exchange Offer, page 81

26.       Please revise your letter of transmittal to comply with the following comments.

We have revised the letter of transmittal in response to this Comment.  See Letter of Transmittal – Exhibit 99.1.

27.       We note your reservation of the right to amend the terms of the offer.  Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.  Provide us your views on whether waiver of any condition will constitute a material change requiring that at least five business days remain in the offer after the waiver’s notice.  Also, disclose that the notice will disclose the number of securities tendered as of the notice date as required by Rule 14e-1(d) under the Exchange Act.

We have revised the disclosure in response to this comment.  In respect of the Staff’s question, we believe that the wavier of any of the conditions set forth on Page 84 will constitute a material change requiring that at least five business days remain in the offer after the waiver’s notice.  See pages 83 and 84.

Certain Conditions to the Exchange Offer, page 83

28.       You reserve the right “to delay the acceptance of any old note.” Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c).  For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

In response to the Staff’s comment, we have clarified that we are only referring to the right to delay acceptance of any old note due to an extension of the exchange offer.  We also confirm that any such delay will be consistent with Rule 14e-1(c).  We have revised the disclosure in response to this comment. See page 84.

29.       Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

We advise the Commission that, as per the revised disclosure on pages 83 and 84, we will provide written notice of any extension of the exchange offer to the registered holders of the outstanding notes in accordance with Rule 14e-1(d) of the Exchange Act by press release or other public announcement, which notice shall include disclosure of the approximate number of securities deposited to date and shall be issued no later the  9:00 a.m. Eastern time, on the next business day after the scheduled expiration date of the offer. See pages 83 and 84.  All references remaining with regard to oral notice relate solely to the provision of notice to the exchange agent.

30.       Please disclose the basis upon which you will determine whether material conditions have been satisfied and note that you must include an objective standard for the determination of whether a condition has been satisfied.

We have revised the disclosure in response to this comment.  See page 84.

31.       An exchange offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.  With this in mind, please revise the condition in the third bullet, which states: “any action or proceeding . . . that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.”

We have revised the disclosure in response to this comment.  See page 84.

Description of the Notes, page 90

32.       Under Rule 421(b) of Regulation C, you must avoid copying complex information directly from the underlying indenture without any clear and concise explanation of this information.  It appears that you took much of the language in the body of the prospectus directly from the underlying indenture.  Please rewrite this disclosure to comply with Rule 421(b) of Regulation C.

We have revised certain disclosure in the Description of Notes in response to this comment. In addition, we respectfully note that we believe the disclosure in the Description of Notes to be consistent with the example Description of Notes set forth in the handbook “Plain English Comes to the High Yield Market” which was prepared by Latham & Watkins in consultation with the Commission.

Certain Definitions, page 123

33.       Please eliminate definitions of terms that you do not use in the prospectus or whose meanings are apparent or commonly understood.  Examples of these terms include, but are not necessarily limited to: Board of Directors, Equity Offering, GAAP, Government Securities, and Investments.

We have revised the disclosure with respect to certain definitions in response to this comment.  However, we respectfully note that we have not removed the definitions of “Equity Offering,” “Governmental Securities” or “Investments” as we believe they all contain terms which are specific to this transaction and were negotiated by us and the underwriters.

Certain U.S. Federal Income Tax Considerations, page 151

34.       Please remove the word “certain” here and elsewhere, as appropriate.  Rule 601(b)(8) of Regulation S-K requires you to disclose all material U.S. federal income tax considerations.

We have revised the disclosure in response to this comment.  See page 151.

35.       Did you receive an opinion of tax counsel with respect to these federal income tax considerations? If so, please file with your next amendment.  If not, please disclose this.

We did not receive an opinion of tax counsel with respect to these federal income tax considerations.  We have revised the disclosure to indicate as such in response to this comment.  See page 152.

Financial Statements

Note 22. Condensed Guarantor Data, page F-36

36.       If true, please disclose whether the guarantees are joint and several.  If that statement is not true, demonstrate how you comply with Rule 3-10 (d) of Regulation S-X and clarify for us why Graham Packaging Company, L.P. financial statements are not filed.  We note that Graham Packaging Company, L.P. is the issuer of the securities being registered.

We have revised the disclosure to indicate that the guarantees are joint and several in response to this comment.  See pages F-36, F-60, F-89 and F-97 .

Form of Letter of Transmittal

37.       Delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has read all of the terms of the exchange offer.

We have revised the letter of transmittal in response to this comment.  See Letter of Transmittal – Exhibit 99.1.

Graham Packaging Holdings Company
Form 10-K for the Year Ended December 31, 2004

General

38.       Please address the comments above in your future periodic filings as applicable.

We acknowledge this comment and will address the comments above in our future periodic filings as applicable.

Item 9A. Controls and Procedures, page 74

39.       Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e).  Please revise this Item in future filings to refer to the current Exchange Act Rules.  See SEC Release No. 33-8238, which became effective August 14, 2003.

We acknowledge this comment and will revise Item 9A in future filings to refer to the current Exchange Act Rules.

* * * *

To assist the Staff in its review of the attached filing, we have delivered via Federal Express for overnight delivery to the attention of Jennifer Hardy and Craig Slivika of the Commission three copies of this response to the Comment Letter and the Registration Statement marked against the filing made on May 24, 2005.

Should you have any questions, comments or desire further information regarding the enclosed filing or any of the responses, please contact the undersigned at (212) 735-3330.

Sincerely,

/s/ Mark C. Smith

By: Mark C. Smith

cc:	John E. Hamilton – Graham Packaging Company, L.P.
Jay W. Hereford – Graham Packaging Company, L.P.
Allison R. Schneirov – Skadden, Arps, Slate, Meagher & Flom LLP